Gladstone Commercial Corporation NASDAQ: GOOD Public Non-Listed Senior Common Stock Offering Dealer Manager: Gladstone Securities, LLC

Forward-Looking Statements This free writing prospectus has been prepared for informational purposes only from information supplied by Gladstone Commercial Corporation. All statements contained in this free writing prospectus, other than historical facts, may constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Words such as “anticipates,” “expects,” “intends,” “plans,” “believes,” “seeks,” “estimates” and variations of these words and other similar expressions are intended to identify forward-looking statements. Readers should not rely upon forward- looking statements because the matters that they describe are subject to known and unknown risks and uncertainties that could cause Gladstone Commercial Corporation’s business, financial condition, liquidity, results of operations, funds from operations or prospects to differ materially from those expressed in or implied by such statements. Such risks and uncertainties are disclosed under the caption “Risk Factors” in the prospectus supplement and the accompanying prospectus for the offering to which this free writing prospectus relates, in Gladstone Commercial Corporation’s most recent Annual Report on Form 10-K, in Gladstone Commercial Corporation’s Quarterly Reports on Form 10-Q and in the other information that Gladstone Commercial Corporation files with the SEC.

Free Writing Prospectus Neither the Securities and Exchange Commission, or SEC, nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or the adequacy of this free writing prospectus, the prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense. This free writing prospectus only relates to the securities of Gladstone Commercial Corporation described in the prospectus supplement, dated March 25, 2011, as amended, and the accompanying prospectus, dated September 27, 2010, that was included in Gladstone Commercial Corporation’s registration statement on Form S-3 (File No. 333-169290) which was filed with the SEC on September 9, 2010 and subsequently amended on September 23, 2010. This free writing prospectus should be read in conjunction with the prospectus supplement and the accompanying prospectus. To view the prospectus supplement and the accompanying prospectus which relate to this offering, click the following link: http://www.sec.gov/Archives/edgar/data/1234006/000095012311029811/w82161be424b5.htm or on the website that relates to this offering at www.GladstoneCommercial.info. Gladstone Commercial Corporation’s central index key on the SEC’s Web site is 0001234006. Gladstone Commercial Corporation has filed a registration statement on Form S-3 (including a prospectus and a prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and the prospectus supplement in that registration statement and other documents Gladstone Commercial Corporation has filed with the SEC for more complete information about Gladstone Commercial Corporation and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov or by clicking on the links above. Alternatively, Gladstone Commercial Corporation, any underwriter or any dealer participating in the offering will arrange to send to you the prospectus and prospectus supplement if you request it by contacting Gladstone Securities, LLC, 1521 Westbranch Drive, Suite 200, McLean, VA 22102; Attention: Investor Relations or by calling 1 (703) 287-5900.

Risk Factors An investment in shares of Senior Common Stock involves substantial risks. You should purchase our securities only if you can afford a complete loss of your investment. Please read and consider the risk factors in the prospectus supplement and prospectus before purchasing any securities. The most significant risk factors include: Risks Relating to Our Senior Common Stock and this Offering: There is no established public trading market for shares of Senior Common Stock, and we have no plans to list these shares on a national securities exchange. We established the offering price of shares of Senior Common Stock on an arbitrary basis, and, as a result, the actual value of your investment may be substantially less than what you pay. The calculation of the Exchange Ratio could result in a deterrent to your exchanging shares of Senior Common Stock for shares of Listed Common Stock if shares of Listed Common Stock are trading at lower levels at the time that you desire to exchange your shares. Your ability to redeem shares of Senior Common Stock pursuant to our share redemption program is limited to the proceeds generated by our distribution reinvestment plan, and the share redemption program may be amended, suspended or terminated by our Board at any time without stockholder approval. If you do not agree with the decisions of our Board, then you will not be able to influence changes in our policies and operations because holders of shares of Senior Common Stock will generally have no voting rights. Our charter contains restrictions on the ownership and transfer of shares of our capital stock, and these restrictions may inhibit your ability to sell your shares of Senior Common Stock promptly, or at all. Our Dealer Manager is one of our affiliates, and, therefore, an investor in shares of Senior Common Stock would not have the benefit of an independent underwriter who has performed an independent due diligence review. Highly leveraged tenants and borrowers may be unable to pay rent or make mortgage payments, which could adversely affect our cash available to make distributions to holders of our Senior Common Stock.

Risk Factors (continued) Risks Relating to Our Company and Our Operations Our business strategy relies heavily on external financing, which may expose us to risks associated with leverage such as restrictions on additional borrowing and payment of distributions to stockholders, risks associated with balloon payments, and risk of loss of our equity upon foreclosure. We are subject to certain risks associated with real estate ownership and lending which could reduce the value of our investments, including but not limited to, changes in the general economic climate; changes in local conditions such as an oversupply of space or reduction in demand for real estate; changes in interest rates and the availability of financing; competition from other available space; and changes in laws and governmental regulations, including those governing real estate usage, zoning and taxes. Our properties may be subject to impairment charges, which could adversely affect our results of operations and FFO. Illiquidity of real estate investments may make it difficult for us to sell properties in response to market conditions and our properties may include special use and single or multi-tenant properties that may be difficult to sell or re-lease upon tenant defaults or early lease terminations which could harm our financial condition and ability to make distributions. Our real estate investments have a limited number of tenants, many of which are small- and medium-sized businesses, and are concentrated in a limited number of industries, which subjects us to an increased risk of significant loss if any one of these tenants is unable to pay or if particular industries experience downturns.

Risk Factors (continued) Risks Relating to Our Company and Our Operations (continued from previous slide) We may be unable to renew leases, lease vacant space or re-lease space as leases expire, which could adversely affect our business and our ability to make distributions to our stockholders. We may enter into sale-leaseback transactions, whereby we would purchase a property and then lease the same property back to the person from whom we purchased it. If a sale-leaseback transaction is re-characterized in a tenant’s bankruptcy proceeding, our financial condition could be adversely affected. We are dependent upon our key management personnel, who are employed by our Adviser, for our future success. The departure of any of our executive officers or key employees could have a material adverse effect on our ability to implement our business strategy and to achieve our investment objectives. Our success depends on the performance of our Adviser and if our Adviser makes inadvisable investment or management decisions, our operations could be materially adversely impacted. We may have conflicts of interest with our Adviser and other affiliates, including but not limited to the following conflicts: (i) our Adviser may realize substantial compensation on account of its activities on our behalf, and may, therefore, be motivated to approve acquisitions solely on the basis of increasing compensation to itself; (ii) we may experience competition with our affiliates for financing transactions; (iii) our Adviser may earn fee income from our borrowers or tenants; and (iv) our Adviser and other affiliates could compete for the time and services of our officers and directors. If we fail to qualify as a REIT, our operations and dividends to stockholders would be adversely impacted. To the extent that our distributions represent a return of capital for tax purposes, you could recognize an increased capital gain upon a subsequent sale of your stock.

Offering Summary: Senior Common Stock Issuer: Gladstone Commercial Corporation Current Status: A full reporting company with 10,945,379 shares of Listed Common Stock outstanding (symbol: GOOD) Security Offered: Senior Common Stock (registered, non-listed) Distribution Preference: Distribution payments have a senior preference over Listed Common Stock but are subordinate to Preferred Stock Distribution Rate: $1.05 per share per annum, declared daily and paid at the rate of $0.0875 per share per month Please note: distributions are not guaranteed Offer Price: $15 per share Shares Offered: 3,000,000 shares in primary offering and 500,000 shares pursuant to distribution reinvestment plan Minimum Purchase: 200 shares having an aggregate minimum purchase price of $3,000

Offering Summary: Senior Common Stock (continued) Initial Liquidity: Non-listed, but with limited liquidity through share redemption program based upon cash proceeds generated by distribution reinvestment plan Conversion Liquidity: Holders of Senior Common Stock have the right to convert into shares of Listed Common Stock five years after the date on which shares of Senior Common Stock were originally issued Conversion Ratio: Purchase price ($15.00) divided by the greatest of: (i) the closing trading price of Listed Common Stock on the date on which shares of Senior Common Stock were originally issued, (ii) the book value per share of the Listed Common Stock as determined as of the date on which shares of Senior Common Stock were originally issued, or (iii) $13.68

The Importance of Being Senior to Listed Common Please Note: Distributions on Senior Common Stock have preference over those paid on Listed Common Stock, but are subordinate to those paid on existing and future series of Preferred Stock

Additional Information Annual distributions to be paid on 3 million shares of Senior Common Stock would be $3.15 million Total distributions paid to Listed Common Stockholders for the year ended December 31, 2011 were $15.46 million The distribution on the Listed Common Stock was $0.125 per month or $1.50 for the last 12 months Cumulative: Distributions paid on shares of Senior Common Stock cannot be decreased and are cumulative Successful track record of not reducing distributions since inception in 2003 Please note: distributions are not guaranteed Valuation: The value of shares of Senior Common Stock will be published every quarter beginning 18 months after the completion of this offering Not Callable: Shares of Senior Common Stock are generally not callable prior to five years after the completion of this offering

Fees & Expenses If Gladstone Commercial sells 3,000,000 shares of the Senior Common Stock in the primary offering, 11% of the proceeds will be used to pay sales commissions, dealer manager fees, and other offering expenses Gladstone Commercial pays its affiliated investment adviser, Gladstone Management Corporation: (i) an advisory fee of 2% of total stockholders’ equity less the value of any preferred shares, and (ii) a performance-based incentive fee

What kind of REIT is Gladstone Commercial? Gladstone Commercial is a publicly-traded equity REIT incorporated in 2003 to purchase commercial and industrial properties that are leased to tenants pursuant to triple net leases (e.g., the tenant pays taxes, insurance and maintenance) Gladstone Commercial files annual and quarterly reports, proxy statements and other information with the SEC, issues press releases, conducts quarterly earnings calls with stockholders and has a full-scale investor relations department that utilizes a publicly-available investor relations website Gladstone Commercial Corporation has not reduced the amount of its distributions paid on shares of Listed Common Stock since its inception in February 2003 Please note: distributions are not guaranteed Owns 73 properties in the US: purchase price was $514 million geographically diversified in 21 states diversified by property type in 17 distinct tenant industries diversified by 57 different tenants 98% occupied and paying as agreed The information on this page is accurate as of December 31, 2011. Past performance is not indicative of future results.

Gladstone Commercial’s Investment Adviser: Gladstone Management Team of greater than 50 people: origination offices in McLean, VA; New York, NY; Chicago, IL; and Los Angeles, CA Three senior managers lead the company and each has more than 25 years of experience in business Manages three publicly-traded funds and one private fund with approximately $1 Billion of assets under management Dual underwriting process for Gladstone Commercial: the tenant: as if making a loan to the tenant the real estate: with appraisals, studies and visits The information on this page is accurate as of December 31, 2011. Past performance is not indicative of future results

Dual Focus on Tenant and Real Estate Underwriting

Due Diligence on the Tenant

Detailed underwriting of the tenant’s business

Review tenant’s financial statements and projections

Prove out the cash flow of the tenant’s business

Investigate the management of the tenant’s business

Determine the tenant’s risk rating and the probability of default using a proprietary tenant risk rating system

Due Diligence on the Real Estate

Conduct an MAI Appraisal on each property

Site visit to review property

Survey brokers in the area to verify the value of similar properties

Phase I or II environmental report and purchase environmental liability insurance in certain cases

Engineering report to assure the building is structurally sound

Zoning and title report to assure that there are no deed problems

Gladstone Commercial’s Business Model

Long term leases that generally have 10- to 15-year initial terms

Property that is leased is key to the operations of the tenant’s business

Lease escalations that are tied to the Consumer Price Index (with minimums) or that have fixed escalations

Low overhead expenses with triple-net leases that allow Gladstone Commercial to defray certain costs (e.g., tenants pay for maintenance, taxes and insurance)

Flexible financing to provide funding for capital improvements to properties

Credit enhancement capabilities that allow Gladstone Commercial Corporation to cross guarantee and corporate guarantee leases

The information on this page is accurate as of December 31, 2011. Past performance is not indicative of future results.

Our Investment Adviser’s Origination Offices

Gladstone Commercial’s investment adviser’s origination offices are located in McLean, VA; Chicago, IL; New York, NY; and Los Angeles, CA.

Geographic Diversity of Gladstone Commercial’s Properties

Gladstone Commercial’s Focus on Certain Industries

Light manufacturing

Manufacturing of small products

Specialty manufacturing

Custom and precision manufacturing and food processing

Established software companies

With established customers that must have this type of software

Business services

Service companies or logistic services

Medical services

Buildings used to provide medical services

Retail

Buildings used to sell to retail and wholesale customers

Data

Buildings used to store data

Industry Diversification of Gladstone Commercial’s Properties

Staples Contract & Commercial, Inc.

A 487,121 sq. ft. office/industrial building in Orange City, IA

The property is leased to the commercial delivery and fulfillment division of Staples, Inc., on a long-term lease

Industry Diversification of Gladstone Commercial’s Properties

Expedient Communications

A 26,080 sq. ft. data center in Pittsburgh, PA, leased long-term to Expedient Communications—a regional managed services and collocation provider

Serves as the technical headquarters for the 8 medium and large data centers which make up the Expedient portfolio including Baltimore, Boston, Indianapolis and Columbus

A heavily invested in building with state-of-the-art redundant power systems, cooling systems, and extensive raised floor space

Industry Diversification of Gladstone Commercial’s Properties

Paychex

25,000 square foot newly-constructed one-story commercial office building located in Boston Heights, OH

100% leased to Paychex North America, Inc., a subsidiary of Paychex, Inc.

The Property was completed as a build-to-suit for Paychex

The Property will be used for payroll and tax preparation services and house the regional sales staff covering the greater-Cleveland area

Industry Diversification of Gladstone Commercial’s Properties

Walgreens

14,560 sq. ft. retail building in Springfield, MO fully leased to Walgreen Co.

NNN Lease with 18.2 years remaining on primary term; expires February 2030

Walgreen Co., incorporated in 1909, is the largest drugstore chain in the United States (by retail store sales)

Walgreens had revenue of $72.2 billion and EBITDA of $5.0 billion in the FY ending August 31, 2011

Gladstone Commercial Highlights

Successful track record of not reducing distributions since inception in 2003 Please note: distributions are not guaranteed

Experienced management team that has a successful track record of underwriting both tenants and real estate

Conservative dual underwriting strategy that focuses on the cash flow of the tenant and the value of the real estate

Business model that emphasizes deal flow from strategic relationships with real estate intermediaries

Market opportunity to capitalize on the lack of buyers of real estate leased to mid-sized businesses

Focus on steady rental streams from tenants used to pay distributions to stockholders

Annual distributions to be paid on 3 million shares of Senior Common Stock would be $3.15 million

Total distributions paid to Listed Common Stockholders for the year ended December 31, 2011 were $15.46 million

Senior Common Stock Highlights

7% Annual Yield: Distribution rate of $1.05 per share per annum

Monthly Distributions: Paid at the rate of $0.0875 per share per month

Please note: distributions are not guaranteed

Distribution Preference: Distribution payment preference over Listed Common Stock but subordinate to existing and future series of Preferred Stock

Assets in Place: Company has rent paying buildings in place

Experienced Management: More than fifty people on management team

Conversion Liquidity: Holders of Senior Common Stock have the option to convert into shares of Listed Common Stock after five-years

Conditional Liquidity: Quarterly repurchase of shares of Senior Common Stock limited by cash proceeds generated by the reinvestment plan

Valuation: The value of shares of Senior Common Stock will be published every quarter beginning 18 months after the completion of this offering

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